                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August 2013

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

--------------------------------------------------------------------------------

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ----------------------------------
                                            (Registrant)


                                            By:  /S/  Zenji Miura
                                            ----------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)
August 9, 2013

RICOH COMPANY, LTD.

Consolidated Financial Statements
for the First Quarter Ended June 30, 2013

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the first quarter ended June 30, 2013 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
March 31, 2013 and June 30, 2013

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                                March 31,      June 30,
ASSETS                                                                            2013           2013
-----------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                       117,051          123,550
   Time deposits                                                                     3,280            4,457
   Trade receivables:
       Notes                                                                        36,772           45,885
       Accounts                                                                    488,233          496,053
       Less- allowance for doubtful receivables                                    (15,424)         (15,793)
   Current maturities of long-term finance receivables, net                        235,889          232,745
   Inventories:
       Finished goods                                                              101,568          106,215
       Work in process and raw materials                                            93,799           99,226
   Deferred income taxes and other                                                  65,051           65,566
-----------------------------------------------------------------------------------------------------------
          Total current assets                                                   1,126,219        1,157,904
-----------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                             45,809           45,920
   Buildings                                                                       271,272          274,747
   Machinery and equipment                                                         701,590          710,725
   Construction in progress                                                         17,891            7,912
-----------------------------------------------------------------------------------------------------------
          Total                                                                  1,036,562        1,039,304
   Less- accumulated depreciation and amortization                                (745,687)        (746,475)
-----------------------------------------------------------------------------------------------------------
          Net property, plant and equipment                                        290,875          292,829
-----------------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                              466,608          482,071
   Investment securities                                                            54,102           57,018
   Investments in and advances to affiliates                                         1,026            1,478
   Goodwill                                                                        221,217          230,783
   Other intangible assets                                                         107,702          107,232
   Lease deposits and other                                                         92,948           91,772
-----------------------------------------------------------------------------------------------------------
          Total investments and other assets                                       943,603          970,354
-----------------------------------------------------------------------------------------------------------
Total assets                                                                     2,360,697        2,421,087
===========================================================================================================

                                                                                     Millions of Yen
                                                                             ------------------------------
                                                                                March 31,        June 30,
LIABILITIES AND SHAREHOLDERS' EQUITY                                              2013             2013
-----------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                            65,219           87,115
   Current maturities of long-term indebtedness                                    161,180          184,843
   Trade payables:
       Notes                                                                        15,197           19,775
       Accounts                                                                    241,341          227,472
   Accrued income taxes                                                             12,091           12,008
   Accrued expenses and other                                                      205,339          226,358
-----------------------------------------------------------------------------------------------------------
          Total current liabilities                                                700,367          757,571
-----------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness, less current maturities                                 476,381          452,729
   Accrued pension and severance costs                                             164,289          165,644
   Deferred income taxes and other                                                  61,002           64,834
-----------------------------------------------------------------------------------------------------------
          Total long-term liabilities                                              701,672          683,207
-----------------------------------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                                    135,364          135,364
   Additional paid-in capital                                                      186,083          186,083
   Retained earnings                                                               759,783          757,979
   Accumulated other comprehensive loss                                           (146,088)        (123,501)
   Treasury stock at cost                                                          (37,146)         (37,168)
-----------------------------------------------------------------------------------------------------------
          Total Ricoh Company, Ltd. shareholders' equity                           897,996          918,757
-----------------------------------------------------------------------------------------------------------
Noncontrolling interests                                                            60,662           61,552
-----------------------------------------------------------------------------------------------------------
Total equity                                                                       958,658          980,309
-----------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                     2,360,697        2,421,087
===========================================================================================================

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF OPERATIONS
For the First Quarter Ended June 30, 2012 and 2013

                                                                                       Millions of Yen
                                                                         -------------------------------------------
                                                                         First quarter ended     First quarter ended
                                                                            June 30, 2012           June 30, 2013
--------------------------------------------------------------------------------------------------------------------
Net sales:
   Products                                                                       205,360                 234,546
   Post sales and rentals                                                         225,565                 257,179
   Other revenue                                                                   28,462                  29,982
--------------------------------------------------------------------------------------------------------------------
         Total                                                                    459,387                 521,707
--------------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                       143,926                 169,822
   Post sales and rentals                                                         105,402                 116,547
   Other revenue                                                                   20,161                  21,220
--------------------------------------------------------------------------------------------------------------------
         Total                                                                    269,489                 307,589
--------------------------------------------------------------------------------------------------------------------
         Gross profit                                                             189,898                 214,118
Selling, general and administrative expenses                                      175,617                 195,049
--------------------------------------------------------------------------------------------------------------------
         Operating income                                                          14,281                  19,069
--------------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                                      (842)                   (517)
   Interest expense                                                                 1,521                   1,415
   Foreign currency exchange (gain) loss, net                                       1,315                     (57)
   Other, net                                                                          12                    (312)
--------------------------------------------------------------------------------------------------------------------
         Total                                                                      2,006                     529
--------------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates                    12,275                  18,540
Provision for income taxes:
   Current                                                                          2,983                   3,370
   Deferred                                                                         1,686                   3,607
--------------------------------------------------------------------------------------------------------------------
         Total                                                                      4,669                   6,977
--------------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                       41                     (17)
Consolidated net income                                                             7,647                  11,546
--------------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                                 1,110                   1,387
--------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                                      6,537                  10,159
====================================================================================================================

                                                                                             Yen
                                                                         -------------------------------------------
                                                                         First quarter ended     First quarter ended
                                                                            June 30, 2012           June 30, 2013
--------------------------------------------------------------------------------------------------------------------
Per share of common stock:
Net income attributable to Ricoh Company, Ltd.
--------------------------------------------------------------------------------------------------------------------
   Basic                                                                             9.02                   14.01
--------------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                     8.50                   16.50
====================================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
Net income attributable to Ricoh Company, Ltd.
--------------------------------------------------------------------------------------------------------------------
   Basic                                                                            45.10                   70.05
--------------------------------------------------------------------------------------------------------------------
   Cash dividends paid per share                                                    42.50                   82.50
====================================================================================================================

Diluted net income per share attributable to Ricoh Company, Ltd. for the first quarter ended June 30, 2012 and the first quarter ended June 30, 2013 is omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the First Quarter Ended June 30, 2012 and 2013


                                                                                       Millions of Yen
                                                                         -------------------------------------------
                                                                         First quarter ended     First quarter ended
                                                                            June 30, 2012           June 30, 2013
--------------------------------------------------------------------------------------------------------------------
Consolidated net income                                                             7,647                  11,546
Other comprehensive income (loss) , net of tax:
   Net unrealized holding gains (losses) on securities                               (699)                  1,950
   Pension liability adjustments                                                     (255)                   (582)
   Net unrealized gains and losses on derivative instruments                         (289)                    399
   Foreign currency translation adjustments                                       (29,655)                 20,666
--------------------------------------------------------------------------------------------------------------------
         Total                                                                    (30,898)                 22,433
--------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                       (23,251)                 33,979
--------------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                         848                   1,233
--------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) attributable to Ricoh Company, Ltd.                   (24,099)                 32,746
====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
For the First Quarter Ended June 30, 2012 and 2013

                                                                                       Millions of Yen
                                                                         -------------------------------------------
                                                                         First Quarter ended     First Quarter ended
                                                                            June 30, 2012           June 30, 2013
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                                         7,647                  11,546
   Adjustments to reconcile consolidated net income to net cash provided by operating activities
       Depreciation and amortization                                              20,891                  23,158
       Equity in earnings of affiliates, net of dividends received                   (41)                     17
       Deferred income taxes                                                       1,686                   3,607
       Pension and severance costs, less payment                                  (1,734)                   (464)
       Changes in assets and liabilities, net of effects from acquisition-
          (Increase) Decrease in trade receivables                                 1,037                  (2,168)
          Increase in inventories                                                (11,384)                 (4,373)
          Increase in finance receivables                                         (5,384)                 (8,818)
          Decrease in trade payables                                             (13,189)                (12,880)
          Increase in accrued income taxes and
            accrued expenses and other                                             4,312                  10,368
       Other, net                                                                  5,020                  (1,810)
--------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                                8,861                  18,183
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                              582                     103
   Expenditures for property, plant and equipment, including
     interest capitalized                                                        (19,195)                (18,715)
   Expenditures for intangible asset                                              (3,609)                 (3,397)
   Payments for purchases of available-for-sale securities                            (8)                     (7)
   Proceeds from sales of available-for-sale securities                               --                     415
   Increase in time deposits, net                                                 (2,028)                   (984)
   Other, net                                                                         97                  (1,023)
--------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                  (24,161)                (23,608)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds (repayments) of debt with original maturities of three
     months or less                                                              (15,182)                 12,214
   Proceeds from debt with original maturities of more than three months          53,601                  40,525
   Repayments of debt with original maturities of more than three months         (19,501)                (30,840)
   Dividends paid                                                                 (6,163)                (11,963)
   Payment for purchase of treasury stock                                             (5)                    (20)
   Other, net                                                                       (327)                   (343)
--------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                               12,423                   9,573
--------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                      (4,832)                  2,351
--------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (7,709)                  6,499
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   156,210                 117,051
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                       148,501                 123,550
====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 95 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the first quarter ended June 30, 2013 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five years; however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price if both of the following criteria are met: the delivered item(s) has value to the customer on a stand-alone basis; and the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. If these criteria are not met, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) and noncontrolling interests in equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments such as certificates of deposits (CD) and time deposits with maturities of three months or less.

In addition, short term investments such as money management funds (MMF) and free financial funds (FFF) with maturities of three months or less are also classified into cash and cash equivalents, as they are readily convertible to cash and present insignificant risk of changes in value.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 8, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value changes of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and noncontrolling interests in equity, and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss) and noncontrolling interests in equity.

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

The depreciation of property, plant and equipment is computed principally by using the straight-line method over the estimated useful lives. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 10 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 3 years to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the goodwill impairment test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss) and noncontrolling interests, net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.

Ricoh recognizes the effects of tax positions when it is expected to be more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authority. Tax benefits that meet the more likely than not recognition threshold are measured at the largest amount that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of operations.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of operations.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(S)  RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

Ricoh adopted retroactively Accounting Standards Update (ASU) 2011-11 and ASU 2013-01 from April 1 2013. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements. ASU 2013-01 replaced ASU 2011-11. The updates create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. These ASU's impact disclosures only and will have no impact on Ricoh's consolidated financial position.

Ricoh adopted ASU 2013-02 from April 1 2013. This ASU requires an entity to report the effect of reclassifications out of accumulated other comprehensive income. This ASU's impact disclosures only and will have no impact on Ricoh's consolidated financial position.

(T)  RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' financial statements to conform with the current year's presentation.

2.   SECURITIES

Investment securities as of March 31, 2013 and June 30, 2013 consist of the following:

                                                       Millions of Yen
                                              ---------------------------------
                                              March 31, 2013     June 30, 2013
--------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                    52,319          55,157
   Non-marketable equity securities                  1,783           1,861
--------------------------------------------------------------------------------
   Total                                            54,102          57,018
================================================================================

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2013 and June 30, 2013 are as follows:

                                                           Millions of Yen
                       -----------------------------------------------------------------------------------
                                   March 31, 2013                                June 30, 2013
                       -----------------------------------------  ----------------------------------------
                                 Gross       Gross                          Gross       Gross
                               unrealized  unrealized                     unrealized  unrealized
                                holding     holding      Fair               holding     holding      Fair
                       Cost      gains      losses       value     Cost      gains       losses      value
----------------------------------------------------------------------------------------------------------
Noncurrent:
  Equity securities    35,378      15,058         69      50,367  35,219      18,096          77    53,238
  Corporate debt
   securities           1,836         116         --       1,952   1,892          27          --     1,919
----------------------------------------------------------------------------------------------------------
   Total               37,214      15,174         69      52,319  37,111      18,123          77    55,157
==========================================================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2013 and June 30, 2013 are as follows:

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              March 31, 2013
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer              Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                      holding
                            Fair value     losses         Fair value     losses        Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities              61            5            288            64              349          69
-----------------------------------------------------------------------------------------------------------------

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              June 30, 2013
                            ----------------------------------------------------------------------------------
                              Less than 12 months           12 months or longer                 Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                           holding                       holding                      holding
                            Fair value     losses         Fair value      losses       Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
   Available-for-sale:
   Equity securities              49          9              254            68            303           77
-----------------------------------------------------------------------------------------------------------------

Gross unrealized holding losses of available-for-sale securities as of June 30, 2013 consist of 14 security holdings. Ricoh concluded that the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors. Ricoh judged the degree of decline in fair value of investment securities against the fair value to be immaterial.

The contractual maturities of debt securities classified as available-for-sale as of June 30, 2013 are as follows:

                                                            Millions of Yen
                                                         ---------------------
                                                         Cost       Fair value
------------------------------------------------------------------------------
 Due after one year through five years                     755          751
 Over five years                                         1,137        1,168
------------------------------------------------------------------------------
 Total                                                   1,892        1,919
==============================================================================

There were no significant proceeds from the sales of available-for-sale securities for the first quarter ended June 30, 2012. Proceeds from the sales of available-for-sale securities were Yen 415 million for the first quarter ended June 30, 2013.

There were no significant realized gains or losses on sales of available-for-sale securities for the first quarter ended June 30, 2012 and 2013.

There were no significant realized gains or losses on valuation of available-for-sale securities for the first quarter ended June 30, 2012 and 2013.

3.   PENSION AND RETIREMENT ALLOWANCE PLANS

The net periodic pension costs of the pension plans consist of the following components:

                                                                                 Millions of Yen
                                                                     ------------------------------------------
                                                                     First quarter ended    First quarter ended
                                                                        June 30, 2012          June 30, 2013
---------------------------------------------------------------------------------------------------------------
Service cost                                                                  3,122                 3,198
Interest cost                                                                 3,275                 3,493
Expected return on plan assets                                               (2,213)               (3,562)
Net amortization                                                                905                   960
---------------------------------------------------------------------------------------------------------------
Total net periodic pension cost                                               5,089                 4,089
===============================================================================================================

4.   EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the first quarter ended June 30, 2012 and 2013 is as follows:

                                                                   Millions of Yen
                                   -----------------------------------------------------------------------------------
                                    First quarter ended June 30, 2012             First quarter ended June 30, 2013
                                   ----------------------------------------   ----------------------------------------
                                      Ricoh                                       Ricoh
                                   Shareholders'  Noncontrolling    Total     Shareholders'  Noncontrolling     Total
                                     Equity          Interests     Equity        Equity        Interests        Equity
----------------------------------------------------------------------------------------------------------------------
Equity: Beginning balance              822,704         56,314       879,018      897,996         60,662        958,658
----------------------------------------------------------------------------------------------------------------------
  Net income                             6,537          1,110         7,647       10,159          1,387         11,546
  Unrealized gains (losses)
   on securities                          (695)            (4)         (699)       1,942              8          1,950
  Pension liability adjustments           (235)           (20)         (255)        (481)          (101)          (582)
  Unrealized gains (losses) on
   derivatives                            (228)           (61)         (289)         286            113            399
  Foreign currency translation
   adjustments                         (29,478)          (177)      (29,655)      20,840           (174)        20,666
----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)            (24,099)           848       (23,251)      32,746          1,233         33,979
----------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock          (6,163)            --        (6,163)     (11,963)            --        (11,963)
Distributions to Noncontrolling
 interests                                  --           (328)         (328)          --           (343)          (343)
Net changes in treasury stock               (2)            --            (2)         (22)            --           (22)
Other                                       (2)            --            (2)          --             --             --
----------------------------------------------------------------------------------------------------------------------
Ending balance                         792,438         56,834       849,272      918,757         61,552        980,309
----------------------------------------------------------------------------------------------------------------------

5.   OTHER COMPREHENSIVE INCOME (LOSS)

Changes in accumulated other comprehensive income (loss) during the first quarter ended June 30, 2013 is as follows:

                                                                    Millions of Yen
                                    -------------------------------------------------------------------------------------
                                                           First quarter ended June 30, 2013
                                    -------------------------------------------------------------------------------------
                                      Unrealized         Pension          Unrealized       Foreign currency
                                    gains (losses)      liability       gains (losses)        translation
                                     on securities     adjustments      on derivatives        adjustments        Total
-------------------------------------------------------------------------------------------------------------------------
Beginning balance                        8,665            (64,266)           (861)               (89,626)        (146,088)
-------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income
   before reclassifications              2,038             (1,179)            376                 20,666           21,901
  Reclassifications from other
   comprehensive income                    (88)               597              23                     --              532
-------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income             1,950               (582)            399                 20,666           22,433
-------------------------------------------------------------------------------------------------------------------------
  Less: Other comprehensive
   income attributable to
   noncontrolling interests                  8               (101)            113                   (174)            (154)
-------------------------------------------------------------------------------------------------------------------------
Ending balance                          10,607            (64,747)           (575)               (68,786)        (123,501)
-------------------------------------------------------------------------------------------------------------------------

Tax effects allocated to other comprehensive income (loss) before reclassifications resulting from unrealized gains (losses) on securities, pension liability adjustments, unrealized gains (losses) on derivatives and foreign currency translation adjustments are Yen (1,045) million, Yen 708 million, Yen (230) million and Yen (151) million, respectively.

Reclassifications out of accumulated other comprehensive income (loss) during the first quarter ended June 30, 2013 is as follows:

                                                                               Millions of Yen
                                                            -------------------------------------------------
                                                                     First quarter ended June 30, 2013
-------------------------------------------------------------------------------------------------------------
                                                            Reclassification out
                                                            of Accumulated other     Affected line items in
                                                               comprehensive       consolidated statement of
                                                                  income                  operations
-------------------------------------------------------------------------------------------------------------
Unrealized gains and losses on securities:

                                                                      142         Other, net
                                                                      (54)        Provision for income taxes
                                                            --------------------
                                                                       88         Consolidated net income
                                                            --------------------
Pension liability adjustments:
                                                                     (960)        (b)
                                                                      363         Provision for income taxes
                                                            --------------------
                                                                     (597)        Consolidated net income
                                                            --------------------

Unrealized gains and losses on derivatives:                           (37)        Interest expense
                                                                       14         Provision for income taxes
                                                            --------------------
                                                                      (23)        Consolidated net income
                                                            --------------------
Total reclassification adjustments, net of tax                       (532)
                                                            ====================

(a) Amounts in parentheses indicate losses in consolidated statements of operations.

(b) This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost. (See Note 3 for the information.)

6.   DIVIDENDS

Cash dividends paid during the first quarter ended June 30, 2012 and 2013 are as follows:

Resolved at the General meetings of Shareholders on June 26, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                            6,163
  Dividend per share of common stock (yen)                               8.50
  Record date                                                  March 31, 2012
  Effective date                                                June 27, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

Resolved at the General meetings of Shareholders on June 21, 2013
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                           11,963
  Dividend per share of common stock (yen)                               16.5
  Record date                                                  March 31, 2013
  Effective date                                                June 24, 2013
  Resource for dividend                                     Retained earnings
=============================================================================

7.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,238.55 and Yen 1,267.22 as of March 31, 2013 and June 30, 2013, respectively. Dividends per share shown in the consolidated statement of operations are computed based on dividends paid for the first quarter ended June 30, 2012 and 2013.

Reconciliations of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                                      Thousands of shares
                                                                         -------------------------------------------
                                                                         First quarter ended     First quarter ended
                                                                            June 30, 2012           June 30, 2013
--------------------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding                  725,077                 725,027

                                                                                       Millions of Yen
                                                                         -------------------------------------------
                                                                         First quarter ended     First quarter ended
                                                                            June 30, 2012           June 30, 2013
--------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                                   6,537                  10,159

                                                                                             Yen
                                                                         -------------------------------------------
                                                                         First quarter ended     First quarter ended
                                                                            June 30, 2012           June 30, 2013
--------------------------------------------------------------------------------------------------------------------
Basic: Net income attributable to Ricoh Company, Ltd.                             9.02                   14.01

Diluted net income per share attributable to Ricoh Company, Ltd. for the first quarter ended June 30, 2012 and the first quarter ended June 30, 2013 is omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

8.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements (including interest rate and currency swap agreements) to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of operations. There were no fair value hedges as of June 30, 2012 and 2013.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) and noncontrolling interests on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the first quarter ended June 30, 2013 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 64 million gain of the balance of accumulated other comprehensive income (loss) as of June 30, 2013.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of operations.

Contract amounts of derivative instruments at March 31, 2013 and June 30, 2013 are shown in the following tables:

                                                Millions of Yen
                                      ------------------------------------------
                                      March 31, 2013      June 30, 2013
--------------------------------------------------------------------------------
Interest rate swap agreements               311,883              311,383
Foreign currency contracts                  214,512              232,985
Foreign currency options                      8,451               12,647
================================================================================

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments


                                                       Current                             Long-term
                                    -------------------------------------- ------------------------------------
                                                     Fair value                            Fair value
                                    -------------------------------------- ------------------------------------
                                     Balance sheet                          Balance sheet
                                       Location         Millions of Yen       Location        Millions of Yen
-------------------------------------------------------------------------- ------------------------------------
                                                      March 31,  June 30,                  March 31,   June 30,
Asset Derivatives                                       2013       2013                      2013       2013
-------------------------------------------------------------------------- ------------------------------------
   Interest rate swap agreements    Deferred income                        Lease deposits
                                    taxes and other          --        --    and other           835      1,158
===============================================================================================================
                                                      March 31,  June 30,                  March 31,   June 30,
Liability Derivatives                                   2013       2013                      2013       2013
-------------------------------------------------------------------------- ------------------------------------
   Interest rate swap agreements    Accrued expenses                       Deferred income
                                        and other           217       204  taxes and other     1,781     1,478
===============================================================================================================

Derivatives not designated as hedging instruments

                                                       Current                             Long-term
                                    -------------------------------------- ------------------------------------
                                                     Fair value                            Fair value
                                    -------------------------------------- ------------------------------------
                                     Balance sheet                          Balance sheet
                                       Location         Millions of Yen      Location        Millions of Yen
-------------------------------------------------------------------------- ------------------------------------
                                                      March 31,  June 30,                  March 31,   June 30,
Asset Derivatives                                       2013       2013                      2013        2013
-------------------------------------------------------------------------- ------------------------------------
   Interest rate swap agreements                             --         1                         --         --
   Foreign currency contracts       Deferred income                        Lease deposits
                                    taxes and other         531     1,070      and other          --        175
   Foreign currency options                                  99        83                         --         --
-------------------------------------------------------------------------- ------------------------------------
   Total                                                    630     1,154                         --        175
===============================================================================================================
                                                      March 31,  June 30,                  March 31,   June 30,
Liability Derivatives                                   2013       2013                      2013        2013
-------------------------------------------------------------------------- ------------------------------------
   Interest rate swap agreements                              3        --                        238        172
   Foreign currency contracts       Accrued expenses                      Deferred income
                                        and other        10,114    13,253 taxes and other     10,334     13,181
   Foreign currency options                                  15        71                         --         --
-------------------------------------------------------------------------- ------------------------------------
   Total                                                 10,132    13,324                     10,572     13,353
===============================================================================================================

Total fair value amounts of derivatives

                                                               Millions of
                                                                   Yen
                                                        -----------------------
                                                             Fair value
-------------------------------------------------------------------------------
                                                        March 31,     June 30,
                                                          2013          2013
-------------------------------------------------------------------------------
Total Asset Derivatives                                     1,465        2,487
Total Liability Derivatives                                22,702       28,359
-------------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the first quarter ended June 30, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                   Amount           Location           Amount           Location           Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements          (564)       Interest expense     (60)              --                   --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                           ------------------
                                                                             June 30, 2012
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                               (12)
Foreign currency contracts     Foreign currency exchange (gain) loss, net             7,112
Foreign currency options       Foreign currency exchange (gain) loss, net             1,292
---------------------------------------------------------------------------------------------
Total                                                                                 8,392
=============================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of operations for the first quarter ended June 30, 2013 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount     Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements            606       Interest expense         (37)       --                   --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                      Gain or (Loss) Recognized in Income on Derivative
                               --------------------------------------------------------------
                                                 Location                   Millions of Yen
                                                                          -------------------
                                                                             June 30, 2013
---------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                                70
Foreign currency contracts     Foreign currency exchange (gain) loss, net            (5,272)
Foreign currency options       Foreign currency exchange (gain) loss, net               (72)
---------------------------------------------------------------------------------------------
Total                                                                                (5,274)
=============================================================================================

9.   COMMITMENTS AND CONTINGENT LIABILITIES

As of June 30, 2013, there were no significant contingent liabilities.

As of June 30, 2013 the Company and its certain subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

10.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The following summary excludes cash and cash equivalents, time deposits, trade receivables, short-term borrowings, current maturities of long-term indebtedness, trade payables and accrued expenses for which fair values approximate their carrying amounts because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh has not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security has different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were Yen 1,783 million and Yen 1,861 million as of March 31, 2013 and June 30, 2013, respectively. The following summary excludes non-marketable equity securities.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity. Installment loans using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework. The definition of the three levels of input used to measure fair value is more fully described in
Note 11.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity. Long-term indebtedness using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework.

(E) INTEREST RATE SWAP AGREEMENTS, FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of interest rate swap agreements, foreign currency contracts and foreign currency options are estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2013 and June 30, 2013 are summarized as follows:

                                                      Millions of Yen
                                    -------------------------------------------------
                                       March 31, 2013              June 30, 2013
                                    -----------------------   -----------------------
                                    Carrying    Estimated     Carrying     Estimated
                                     amount     fair value      amount     fair value
-------------------------------------------------------------------------------------
Investment securities                  52,319        52,319       55,157       55,157
Installment loans, net                 89,657        90,655       90,165       91,168
Long-term indebtedness               (476,381)     (475,018)    (452,729)    (450,386)
Interest rate swap agreements:
   assets                                 835           835        1,159        1,159
   liabilities                          2,239         2,239        1,854        1,854
Foreign currency contracts:
   assets                                 531           531        1,245        1,245
   liabilities                         20,448        20,448       26,434       26,434
Foreign currency options:
   assets                                  99            99           83           83
   liabilities                             15            15           71           71
=====================================================================================

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

11.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-level fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2013 and June 30, 2013.

                                                   Millions of Yen
                                           ------------------------------
                                                   March 31, 2013
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           41,622      --      -- 41,622
       Foreign equity securities             8,745      --      --  8,745
       Foreign corporate bonds               1,952      --      --  1,952
   Derivative instruments
       Interest rate swap agreements            --     835      --    835
       Foreign currency contracts               --     531      --    531
       Foreign currency options                 --      99      --     99
-------------------------------------------------------------------------
          Total assets                      52,319   1,465      -- 53,784
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   2,239      --  2,239
       Foreign currency contracts               --  20,448      -- 20,448
       Foreign currency options                 --      15      --     15
-------------------------------------------------------------------------
          Total liabilities                     --  22,702      -- 22,702
=========================================================================

                                                   Millions of Yen
                                           ------------------------------
                                                   June 30, 2013
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           43,734      --      -- 43,734
       Foreign equity securities             9,504      --      --  9,504
       Foreign corporate bonds               1,919      --      --  1,919
   Derivative instruments
       Interest rate swap agreements            --   1,159      --  1,159
       Foreign currency contracts               --   1,245      --  1,245
       Foreign currency options                 --      83      --     83
-------------------------------------------------------------------------
          Total assets                      55,157   2,487      -- 57,644
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   1,854      --  1,854
       Foreign currency contracts               --  26,434      -- 26,434
       Foreign currency options                 --      71      --     71
-------------------------------------------------------------------------
          Total liabilities                     --  28,359      -- 28,359
=========================================================================

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements (including interest rate and currency swap agreements) to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a non-recurring basis

There were no material assets and liabilities measured at fair value on a non-recurring basis during the three months ended June 30, 2012 and 2013.

12.  TRANSFER OF FINANCIAL ASSETS

Ricoh Leasing Company, Ltd. transferred its lease receivables to a trust and received the beneficial interests in the trust originated from the transferred assets. Subsequently, Ricoh Leasing Company, Ltd. transferred the non-subordinated beneficial interests to and received cash as consideration from transferees, such as Special Purpose Entity ("SPE") that are different from the trust mentioned above, as a part of securitization programs. The retained subordinated interests were considered as variable interests, since the subordinated interests had the obligation to absorb the expected loss of the trust.

Ricoh performs a qualitative analysis to determine the primary beneficiary of a Variable Interest Entity ("VIE"). The primary beneficiary of a VIE has both the:
(1) power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Ricoh Leasing Company, Ltd. was considered as the primary beneficiary since Ricoh Leasing Company, Ltd. acted as a special servicer for lease receivables transferred to the trust and therefore, deemed to meet the criteria (1) and (2) above.

As a result of the above consideration, Ricoh consolidated the trust and eliminating the retained subordinated beneficial interests on the consolidated balance sheet. The consolidated assets and liabilities as of March 31, 2013 and June 30, 2013 are as follows:

                                                                 Millions of Yen
                                                          -----------------------------
                                                          March 31, 2013  June 30, 2013
---------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net       12,039         11,368
Long-term finance receivables, net                             24,442         23,081
Current maturities of long-term indebtedness                   10,161          8,791
Long-term indebtedness                                         20,624         20,513
=======================================================================================

The transferring of the non-subordinated beneficial interests was recorded as secured loans, since Ricoh Leasing Company, Ltd. retained subordinated beneficial interests and such interests did not meet the definition of participating interest. Lease receivables are only to be used to settle obligation of the trust's liabilities or transferee's liabilities in substantially. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

Apart from the transactions mentioned above, Ricoh's foreign subsidiaries transferred lease receivables with recourse. Ricoh recorded these transfers as secured loans, since these transactions did not meet the derecognition criteria of financial assets. The assets and liabilities that were accounted for as secured loans are as follows:

                                                                 Millions of Yen
                                                          -----------------------------
                                                          March 31, 2013  June 30, 2013
---------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net        1,743          1,787
Long-term finance receivables, net                              5,575          5,080
Current maturities of long-term indebtedness                    1,743          1,787
Long-term indebtedness                                          5,575          5,080
=======================================================================================

13. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

(A)  FINANCING RECEIVABLES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES

The financial subsidiaries of the Company have financing receivables and Ricoh classifies them into three categories; "lease receivables", "installment loans" and "installment receivables and other". These receivables consist of a large number of smaller-balance homogenous loans, lease receivables and installment receivables. Financing receivables classified as "lease receivables" and "installment receivables and other" are resulting from sale and lease transactions of mainly office equipment. Financing receivables classified as "installment loans" are resulting from financial services.

Ricoh continuously monitors overdue financing receivables, which Ricoh considers as uncollectible risk receivables. For financing receivables with specific customer collection issues, Ricoh individually evaluates their collectability in order to determine the amount of allowance for doubtful receivables. For other financing receivables, Ricoh categorizes these receivables into groups by their nature and characteristics. Ricoh collectively evaluates the collectability by each group, using its historical experience of write-off and determines the amount of allowance for doubtful receivables.

Financing receivables and allowance for doubtful receivables as of June 30, 2012 and June 30, 2013 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  June 30, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other      Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                   8,472        1,747        2,595        12,814
-------------------------------------------------------------------------------------------------
   Charge-offs                                       (402)          (7)         (34)         (443)
   Recoveries                                          --           --           --            --
   Provision                                          683          (64)          (9)          610
   Translation adjustment                            (168)          --           --          (168)
Ending balance                                      8,585        1,676        2,552        12,813
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           2,609          623        1,982         5,214
   Collectively evaluated                           5,976        1,053          570         7,599
=================================================================================================
Financing receivables:
   Individually evaluated                          60,028          837        5,088        65,953
   Collectively evaluated                         547,454       84,178       45,381       677,013
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      607,482       85,015       50,469       742,966
=================================================================================================

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  June 30, 2013
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other      Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                   8,727        1,522        1,265        11,514
-------------------------------------------------------------------------------------------------
   Charge-offs                                       (655)          (1)         (11)         (667)
   Recoveries                                         (23)          --           --           (23)
   Provision                                          367           93          (17)          443
   Translation adjustment                              51           --           --            51
Ending balance                                      8,467        1,614        1,237        11,318
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           2,302          477          619         3,398
   Collectively evaluated                           6,165        1,137          618         7,920
=================================================================================================
Financing receivables:
   Individually evaluated                          48,423          592        3,879        52,894
   Collectively evaluated                         584,695       91,187       54,844       730,726
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      633,118       91,779       58,723       783,620
=================================================================================================

(B)  AGE ANALYSIS

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2013 and June 30, 2013 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  March 31, 2013
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other      Total
-------------------------------------------------------------------------------------------------
Current                                           616,658       90,606       54,649       761,913
Overdue                                             4,909          573        1,967         7,449
-------------------------------------------------------------------------------------------------
Total: Financing receivables                     621,567        91,179       56,616       769,362
=================================================================================================

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  June 30, 2013
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other      Total
-------------------------------------------------------------------------------------------------
Current                                           627,629       91,195       56,758       775,582
Overdue                                             5,489          584        1,965         8,038
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      633,118       91,779       58,723       783,620
=================================================================================================

14.  SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the first quarter ended June 30, 2012 and 2013. Intersegment sales are made at arm's-length prices. No single customer accounted for 10% or more of the total revenues for the first quarter ended June 30, 2012 and 2013.

(A)  OPERATING SEGMENT INFORMATION

                                                                Millions of Yen
                                                  ------------------------------------------
                                                  First quarter ended    First quarter ended
                                                     June 30, 2012          June 30, 2013
--------------------------------------------------------------------------------------------
Segment sales:
   Imaging & Solutions                                   400,550                459,551
   Industrial Products                                    24,508                 25,325
   Other                                                  35,317                 37,800
   Intersegment sales                                       (988)                  (969)
--------------------------------------------------------------------------------------------
   Total segment sales                                   459,387                521,707
============================================================================================
Segment profit (loss):
   Imaging & Solutions                                    30,742                 34,723
   Industrial Products                                      (418)                  871
   Other                                                    (304)                  (628)
--------------------------------------------------------------------------------------------
   Total segment profit (loss)                            30,020                 34,966
============================================================================================
Reconciling items:
   Corporate expenses and elimination                    (15,739)               (15,897)
   Interest and dividend income                              842                    517
   Interest expense                                       (1,521)                (1,415)
   Foreign currency exchange loss, net                    (1,315)                    57
   Other, net                                                (12)                   312
--------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of
  affiliates                                              12,275                 18,540
============================================================================================

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                                Millions of Yen
                                                  ------------------------------------------
                                                  First quarter ended    First quarter ended
                                                     June 30, 2012          June 30, 2013
--------------------------------------------------------------------------------------------
Sales:
   Japan                                                 215,449                217,776
   The Americas                                          117,467                142,514
   Europe, Middle East and Africa                         95,253                121,394
   Other                                                  31,218                 40,023
--------------------------------------------------------------------------------------------
   Consolidated                                          459,387                521,707
============================================================================================

15.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF OPERATIONS

The following amounts were charged to selling, general and administrative expenses for the first quarter ended June 30, 2012 and 2013:


                                                                Millions of Yen
                                                  ------------------------------------------
                                                  First quarter ended    First quarter ended
                                                     June 30, 2012          June 30, 2013
--------------------------------------------------------------------------------------------
 Research and development costs                            27,063                 28,092
 Advertising costs                                          2,317                  2,581
 Shipping and handling costs                                5,740                  6,406
============================================================================================